BELLA RIO CONSULTING, INC. DBA ROCK'N VODKA

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets. 3

    Statements of Operations 4

    Statements of Changes in Stockholders' Equity 5

    Statements of Cash Flows 6

    Notes to Financial Statements 7



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bella Rio Consulting, Inc. DBA. ROCK'N Vodka
Belvidere, Illinois

Opinion

We have audited the financial statements of Bella Rio Consulting, Inc. DBA. ROCK'N Vodka (the "Company,"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 30, 2025
Los Angeles, California

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA

BALANCE SHEETS

FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 24,264	$ 170,465
Inventory	157,600	-
Accounts receivable	27,158	-
Total current assets	**209,022**	**170,465**
Property and equipment, net	2,738	3,581
Total assets	$ **211,760**	$ **174,046**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit card	39,740	29,351
Accounts payable	18,360	-
Total current liabilities	**58,100**	**29,351**
Total liabilities	$ **58,100**	$ **29,351**
STOCKHOLDERS' EQUITY		
Common Stock, $0 par, 12,000,000 shares authorized, 12,000,000 shares issued and outstanding as of December 31, 2024 and 2023	-	-
Preferred Stock Series A, $0 par, 6,000,000 shares authorized, 6,000,000 shares issued and outstanding as of December 31, 2024 and 2023	-	-
Preferred Stock Series B, $0 par, 2,000,000 shares authorized, 1,307,506 and 1,103,622 shares issued and outstanding as of December 31, 2024 and 2023	-	-
Additional Paid In Capital	2,043,163	1,342,360
Retained earnings/(Accumulated Deficit)	(1,889,503)	(1,197,665)
Total stockholders' equity	**153,660**	**144,695**
Total liabilities and stockholder' equity	$ **211,760**	$ **174,046**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
STATEMENTS OF OPERATIONS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

For Fiscal Year Ended December 31, (USD $ in Dollars)	2024	2023
Net revenue	$ 500,966	$ 244,575
Cost of goods sold	347,872	166,510
Gross profit	153,094	78,065
Operating expenses		
General and administrative	742,473	829,759
Sales and marketing	105,857	45,902
Total operating expenses	848,330	875,661
Operating income/(loss)	(695,236)	(797,596)
Interest expense	-	-
Other income/(loss)	3,398	2,374
Income/(Loss) before provision for income taxes	(691,838)	(795,222)
Benefit/(Provision) for income taxes	-	-
Net income/(Net Loss)	$ (691,838)	$ (795,222)

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock Series A		Preferred Stock Series B		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2022	**12,000,000**	**$ -**	**6,000,000**	**$ -**	**364,654**	**$ -**	**$ 794,686**	**$ (402,443)**	**$ 392,243**
Issuance of Preferred Stock, net of offering costs	-	-	-	-	738,968	-	547,674	-	547,674
Net income/(loss)	-	-	-	-	-	-	-	(795,222)	(795,222)
Balance—December 31, 2023	12,000,000	$ -	6,000,000	$ -	1,103,622	$ -	$ 1,342,360	$ (1,197,665)	**$ 144,695**
Issuance of Preferred Stock, net of offering costs	-	-	-	-	203,974	-	700,803	-	700,803
Prior year adjustment	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	(691,838)	(691,838)
Balance—December 31, 2024	**12,000,000**	**$ -**	**6,000,000**	**$ -**	**1,307,596**	**$ -**	**$ 2,043,163**	**$ (1,889,503)**	**$ 153,660**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (691,838)	$ (795,222)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	843	185
Changes in operating assets and liabilities:		
Account receivable	(27,158)	23,191
Inventory	(157,600)	-
Credit card	10,389	29,351
Accounts payable	18,360	-
Other current liabilities	-	(48)
Net cash provided/(used) by operating activities	**(847,004)**	**(742,543)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	-
Net cash used in investing activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contributions	700,803	547,674
Closing of accumulated adjustment account	-	-
Borrowing on shareholder loans	-	-
Net cash provided/(used) by financing activities	**700,803**	**547,674**
Change in cash	(146,201)	(194,869)
Cash—beginning of year	170,465	365,334
Cash—end of year	**$ 24,264**	**$ 170,465**

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Bella Rio Consulting Inc. DBA. ROCK'N Vodka was incorporated on June 29, 2015 in the state of Illinois. The financial statements of Bella Rio Consulting Inc. DBA. ROCK'N Vodka (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Belvidere, Illinois.

ROCK'N Vodka is an award-winning, 100% sugarcane vodka with Rock & Roll Hall of Fame legend Rick Nielsen of Cheap Trick as a co-owner. They are partnered with some of the most iconic brands in the world, including Hard Rock, NASCAR, Arachnid, and more. Their products are gluten-free, non-GMO, organic, and made with no sugar added after the distilling process. They are distributed in multiple state-wide territories and provinces including Washington, California, Illinois, Texas, Georgia, Florida, British Columbia, and Alberta. ROCK'N Vodka is sold to restaurants, bars, and retail stores in every distribution area, and is available to be shipped through e-commerce by ReserveBar and Great American Craft Spirits.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of both December 31, 2024 and December 31, 2023 the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024 and 2023 the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its vodka products.

Cost of sales

Costs of goods sold include the cost of goods sold, ingredients, packaging, and supplies.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023 amounted to $105,857 and $45,902, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2025, which is the date the financial statements were available to be issued.

3.   INVENTORY

The inventory consists of the following items:

As of Year Ended December 31,		2024		2023
Finished goods	$	122,638	$	-
Packaging		34,962		-
Total inventory	$	**157,600**	$	-

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable comprise trade payables while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

5.   PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

As of Year Ended December 31,		2024		2023
Equipment	$	5,199	$	5,199
Property and Equipment, at Cost		**5,199**		**5,199**
Accumulated depreciation		(2,461)		(1,618)
Property and Equipment, Net	$	**2,738**	$	**3,581**

Depreciation expense for property and equipment for years ended December 31, 2024, and 2023 amount to $843 and $185, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares designated as common stock with no par value and with full and exclusive voting rights. As of both December 31, 2024, and December 31, 2023, 12,000,000 common shares have been issued and outstanding.

Preferred Stock Series A

The Company is authorized to issue 6,000,000 shares designated as preferred series A with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. As of both December 31, 2024, and December 31, 2023, 6,000,000 preferred shares series A have been issued and outstanding, respectively.

Preferred Stock Series B

The Company is authorized to issue 2,000,000 shares designated as preferred series B with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. As of December 31, 2024, and December 31, 2023, 1,307,506 and 1,103,622 preferred shares series B have been issued and outstanding, respectively.

7.   RELATED PARTY TRANSACTIONS

The Company leased business premises from the CEO's holding company. The terms of the lease call for monthly payments and the Company recognized $3,600 in expenses in 2024.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (211,011)	$ (242,543)
Valuation Allowance	211,011	242,543
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (576,298)	$ (365,288)
Valuation Allowance	576,298	365,288
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,889,503. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a short-term lease in place.

Rent expenses were in the amount of $3,600 and $0 as of December 31, 2024 and December 31, 2023, respectively.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 30, 2025, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The Company has a net loss of $691,838, an accumulated deficit of $1,889,503, an operating cash flow loss of $847,004 and liquid assets in cash of $24,464. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.